December 15, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-4561

Re: E-Smart Corp.

Registration Statement on Form S-1 Filed October 25, 2023

File No. 333-275161

Ladies and Gentlemen:

This letter is being furnished by name (the “Company”) in response to comments contained in the letter dated November 21, 2023 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Diana Vasylenko, President of the Company, with respect to the Registration Statement on Form S-1 (File No. 333-275161) that was initially submitted to the Commission on 25th of October (the “Registration Statement”). The Company is submitting Amendment No. 1 to the Company’s Registration Statement (“Amendment No. 1”), including the prospectus contained therein, which includes changes that reflect responses to the Staff’s comments. The responses below have been organized in the same order the Commission’s comments were organized. The page references in the Company’s response are to Amendment No. 1 as marked.

Form S-1 filed October 25, 2023

Cover page

1.       On page 9 you indicate that you are not a “shell Company” within the meaning of Rule 405 because you have developed a business plan and real business operations. However, on page 24 you state that you have not meaningfully commenced your proposed business operations and will not do so until we have completed this offering. You appear to be a shell company as defined in Rule 405, because you appear to have no or nominal operations and no or nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status and revise your risk factor disclosure accordingly.

RESPONSE:

While E-Smart Company may technically align with a portion of the "shell company" definition in Rule 405, it is essential to underscore that neither the company nor its management manifest any characteristics indicative of the concerns Rule 405 and Release #33-8587 aimed to address.

●	E-Smart Company has a meticulously crafted business plan developed over an extended period. The primary objective is to secure public reporting status, enabling efficient capital raising to execute the business plan, emphasizing the development and marketing of specific products outlined in the prospectus.

●	E-Smart Company has never actively sought nor intends to pursue any merger or business combination transactions.

●	The startup status of E-Smart Company, while acknowledged, does not automatically imply "shell company" status, as clarified in Release #33-8869.

The concerns articulated in footnote 32 of Release #33-8587, pertaining to intentional asset placement to sidestep the "shell company" definition, are not applicable to E-Smart Company. The company has steered clear of such practices.

Additionally, Release #33-8869, specifically in footnote 172, affirms that Rule 144(i)(1)(i) does not encompass a "startup company" in the definition of a reporting or non-reporting shell company. E-Smart Corp. is considered a start-up stage company pursuing an actual business.

While refraining from an outright acknowledgment of "shell company" status, E-Smart Company has prudently included a risk factor in its disclosure, outlining the potential determination and implications of such a classification.

We may be deemed to be a “shell Company” …, p. 12

Despite being in the startup stage with limited operations, we are advancing its business plan and plans to utilize proceeds from the $101,250 offering for commencing full operations. Our strategy involves differentiating platform features for artists and clients with a third-party developer within 90 days of the prospectus becoming effective. In the first six months, we aim to enhance user customization options, personalizing our AI tattoo idea generator.

We want to clarify that our company does not meet the criteria outlined in Release No. 33-8869 for being classified as a shell company. The majority of our assets, with a total expenditure of $85,000 as of the current date are represented by a fully operational website. Specifically, we have invested in the development of API packages, including a 14-day pass and a 30-day pass, which are set to commence revenue generation for the company shortly. This underlines our commitment to transparent business practices and highlights the tangible and accessible nature of our assets.

2.       On page 2 you indicate that you intend to apply to be traded on OTCQB, or OTCQX markets. On page 18 we note references of your intentions to apply to have the company's shares quoted on the OTC Bulletin Board. Please remove all references to the OTCBB as FINRA ceased operation of the OTCBB on November 8, 2021. See FINRA Regulatory Notice 21-38.

RESPONSE:

The company has removed all references to the OTC Bulletin Board from its prospectus.

Prospectus Summary, page 7

3.       We note your disclosure here that masters interested in joining your platform should contact you through your designated contacts and apply for inclusion in the database. With the first reference to masters, please define the term master. Additionally, since you note that masters may apply for inclusion in the database, describe the criteria by which applicants are measured, and whether you have had any applicants to date.

RESPONSE:

The Company included a glossary in its prospectus to define all specific business terms.

FREQUENTLY USED TERMS…p. 9

"Master" refers to experienced and skilled tattoo artists known for their proficiency in delivering high-quality artwork.

Criteria for artist inclusion involve portfolio review, assessment of industry experience, and confirmation of adherence to health and safety standards.

As of today, nine artists have applied and met our inclusion criteria.

Risk Factors

"We may have limited abilities to compete against our competitors.", page 13

4.       We note your disclosure on page 13 that "Notable competitors in our market include Tattoo life, TATTOODO, TattooSocienty, TattoosAI.” Please revise your disclosure to fully describe your competitive position with respect to each of your products. For example, compare the specifications and search engine capabilities of your software with the technology of its competitors. To the extent that you compare your performance relative to competitors, please revise to specify the products or procedures to which you are comparing your products. We note, for instance, that for some of the competitive strengths you list on page 28, such as that E-Smart’s competitive strengths lie in its comprehensive platform, time-saving features, AI technology integration, information and inspiration resources, enhanced user experience, API offering, and focus on professionalism and security, it is not clear to which other procedures you are comparing your product or to what extent you have knowledge of the research and development efforts of your competitors. Additionally, please explain to us how you determined that these comparisons accurately reflect the current state of the competitive technology. We also note that a significant majority of the companies you identified as competitors have significantly larger client bases and longer operating histories than you. Please convey additional information regarding your status relative to your competitors to provide evidence for your claim that you have a competitive advantage. Additionally, explain why you believe such comparison is useful for investors.

RESPONSE:

The company has revised the given risk factor on page 13.

In our prospectus, we have incorporated a comparative analysis with smaller competitors, such as TattoosAI, TattooJenny, Blackink AI, to provide context on our competitive positioning. Please refer to page 33. While these smaller competitors share similarities in client bases and operating histories, we recognize the distinction from larger entities. We specified in our prospectus the specific procedures and products against which we are comparing E-Smart's strengths. While specific details related to competitors are unavailable, our comparisons are grounded in functionalities listed on their platforms. Recognizing the larger client bases and longer operating histories of certain competitors, we underscore our dedication to innovation, user-centric features, and future growth strategies as key differentiators. Our startup status is considered in the context of ongoing efforts to build a robust client base. Regular industry monitoring ensures our statements accurately reflect the competitive landscape. The company recognizes the significance of positioning itself among industry leaders such as Tattoo Life, TATTOODO, TattooSociety, and TattoosAI. These entities serve as benchmarks, inspiring us to surpass their achievements. Our team is committed to continuous improvement, closely monitoring industry updates to inform strategic growth.

Our objective is to strengthen our position in the tattoo industry and become a significant player. We are dedicated to ongoing platform improvement, aiming to distinguish ourselves in the market. We recognize the successes of existing competitors and aim to leverage those insights to establish our own distinctive presence. E-Smart aspires to be a notable force in the industry, driven by a commitment to innovation.

Description of Business, page 31

5.       With respect to your objective of becoming a leader in the tattoo industry by offering your AI textual tattoo idea generator via an API, provide appropriate context to investors concerning what must be accomplished for you to become the leader. For example, if revenue growth, product expansion or other achievements are necessary to be the leader, please discuss this in quantitative terms.

RESPONSE:

The Company added the required disclosure.

To elucidate our trajectory towards industry leadership, we have outlined quantitative objectives…, page 31

6.       Please revise your discussion of AI integration into your products to clarify whether you utilize third-party open-source AI algorithms, and how they are used in your products. In addition, provide risk factor disclosure addressing potential copyright or other risks associated with AI generated content in the tattoo space.

RESPONSE:

Incorporating advanced AI technology into our products, we have developed the website and API in collaboration with LOG HORIZON TRADING LIMITED. This collaboration is governed by the Website Development Agreement dated June 23, 2023. Our AI integration involves proprietary algorithms developed in-house, ensuring a unique and tailored experience for our users.

Required risk factor has been incorporated into the Company´s Prospectus.

The utilization of AI technologies in our products and services introduces potential risks that may result in reputational harm …, page 14

7.       Please revise this section to more clearly differentiate which aspects of your business are aspirational and which have actually been implemented. In addition, clarify whether you have entered into any agreements with any tattoo artists or connected any potential tattoo customers to artists and the terms of those agreements. To the extent you have not, please revise as appropriate. Finally, we note that your monetization strategy includes offering an API for the AI textual tattoo idea generator. Please revise to clarify how you intend to generate revenue from such an API and any other planned revenue streams.

RESPONSE:

The Company has revised Future Enhancements Section on page 29 in its Prospectus outlining all its aspirational perspectives. As of today, development of AI textual tattoo idea generator and Tattoo cost calculation have been implemented. Tattoo blog segmentation, Tattoo Bot integration and tattoo blog personalization are part of our future roadmap, reflecting our commitment to enhancing user interaction and providing a more personalized experience.

To date, while we have verbally agreed with nine tattoo artists, we have not yet entered into specific written agreements with them. The inclusion criteria involve portfolio review, industry experience, and adherence to health and safety standards. This information has been disclosed throughout the company's prospectus.

Our monetization strategy includes offering an API for the AI textual tattoo idea generator. Businesses and developers can integrate this technology into their products and services by subscribing to the API, generating revenue for E-Smart Corp. This aligns This API will be provided on a subscription basis, offering different tiers such as a 14-day pass and a 30-day pass. To obtain an AI key for API access, users can choose a pricing plan on our website and initiate contact by using the designated button, submitting their request with our goal of creating potential partnerships and diversified revenue streams. Additionally, we are exploring other revenue avenues, including premium features, and strategic partnerships with tattoo-related businesses. These strategies are integral to our long-term sustainability and growth.

Updated throughout the Prospectus.

8.       Please revise your disclosure to describe in more detail your plan of operations for the next 12 months. In this regard, please disclose any significant steps that must be taken or any significant future milestones that must be achieved in order to accomplish your objectives, including your anticipated timeline and expenditures for these events. Ensure that you have consistently described throughout your document the businesses that you plan to pursue, the extent to which you have any revenue or products, and the nature of your current assets.

RESPONSE:

The Company revised the section Plan of Operations.

Development of the Digital Platform…, page 24

9.       Please provide support for your disclosure that E-Smart incorporates cutting-edge AI technology into its platform. To the extent any such assertions are management’s belief, please clarify.

RESPONSE:

The AI technology integrated into our platform powers features such as the AI-driven textual tattoo idea generator and the AI-based cost estimation tool.

The AI-driven textual tattoo idea generator, for instance, employs sophisticated algorithms to generate descriptions of tattoo designs. By clicking the "Generate Ideas" button, users receive a selection of up to 10 possible tattoo ideas, all generated by the AI. This tool is designed to assist users in exploring and experimenting with design elements, pushing the boundaries of their creative endeavors.

Additionally, the AI function dedicated to approximating the cost of a tattoo uses data-driven insights and algorithms to consider factors such as dimensions, design intricacy, and body placement. This provides users with an estimated cost range, helping them make informed decisions and plan their budgets effectively.

The management of E-Smart Corp. believes that these AI technologies contribute to the platform's competitive strengths, offering users innovative tools and features in the tattoo industry. The term "cutting-edge" is used to express the company's perception that its AI technology is at the forefront of innovation within the context of the tattoo industry.

Report of Independent Registered Public Accounting Firm, page F-1

10.       We note that your PCAOB registered public accounting firm is located in Lagos, Nigeria and that your operations are in the U.S. and Europe. Please tell us whether your accounting firm relied on the work of another auditor and the extent to which Olayinka Oyebola & Co. performed audit procedures.

RESPONSE:

Our firm, Olayinka Oyebola & Co did not rely on the work of another auditor in performing the audit. We solely perform the Audit work.

Statement of Operations, page F-3

11.       Please clarify in the heading that the statement of operations covers the period from June 6, 2023 (Inception) to August 31, 2023.

RESPONSE:

The Company has updated this information.

Statement of Cash Flows, page F-5

12.       Please explain your line item "Shares issued for related party debt conversion" for $4,500. This description does not agree with your description in the statement of changes in stockholders' equity, which states "Common shares issued for cash" for $4,500. Also, referring to your basis in accounting literature, tell us why you believe this transaction should be recorded in cash flows from operating activities. Tell us how you consider ASC 230-10-50-3 to 50-6.

RESPONSE:

In accordance with ASC 230-10-50-3 to 50-6, we have updated the information to accurately reflect the nature of the transaction.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation, page F-6

13.       On page F-6 you state, "The accompanying unaudited condensed financial statements have been prepared in accordance with the rules and regulations (Regulation S-X) of the Securities and Exchange Commission (the “SEC”) and with the instructions to Form 10-Q. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements." Please explain why this statement contradicts other disclosure in your filing. For example, on page F-1 your independent registered public accounting firm represents that these financial statements are audited. Also, you reference Form 10-Q and state information and footnotes required by generally accepted accounting principles are not included. Revise accordingly.

RESPONSE:

The Company has updated this information as for the annual report.

Notes to the Financial Statements, page F-6

14.       Explain why you do not have income tax expense recorded in your statement of operations. Provide disclosure in accordance with ASC 740-10-50.

RESPONSE:

In accordance with ASC 740-10-50, we have not recorded income tax expense in our statement of operations due to incurring a net loss of $979.

General

15.       We note that your bylaws state that the election of directors will take place at the annual meeting of the stockholders of the corporation and directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election. Given that you are currently owned by a single stockholder, please disclose whether there will be new directors nominated and voted upon at the next annual meeting.

RESPONSE:

As of the current date, the company is owned by a single stockholder, and there are no plans to nominate new directors or conduct a vote for director elections at the next annual meeting. The existing bylaws, which stipulate the election of directors at the annual meeting, will be amended accordingly to reflect the current ownership structure. While there are no immediate plans for new director nominations, it is acknowledged that future decisions may lead to the appointment of additional board members. Any such developments will be duly communicated, and the bylaws will be adjusted accordingly to accommodate changes in the board composition.

16.       We note your disclosure on page F-9 that that as a result of the Company’s management operating in Europe, some of the Company’s transactions occurred in Euros. However, we found no mention of your operations in Europe elsewhere in the prospectus. Please disclose the international markets that you operate in or intend to target. To the extent you continue to have operations in Europe, you should revise to discuss the commensurate laws and regulations related to the sale of your products in such jurisdictions and if applicable, any risks and consequences to the company associated with those laws and regulations.

RESPONSE:

We have revised page F-9 to accurately reflect the nature of our operations. E-Smart Corp. is a US-based company, incorporated in the state of Nevada on June 6, 2023. Our primary executive office is located at 7311 Oxford Ave, Philadelphia, PA 19111. We confirm that we do not currently operate in Europe, and our operations are intended to be worldwide.

17.       Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:

As of the current date, we confirm that we have conducted no written communications.

18.       We note that section 12.2 of your corporate bylaws identifies Nevada courts as the sole and exclusive forum for "any derivative action or proceeding brought on behalf of the Corporation". Please include a risk factor disclosing whether this provision applies to actions arising under the Securities Act or Exchange Act. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and Section 27 of the Exchange Act of 1934 provides that the federal courts have exclusive jurisdiction of Exchange Act claims. If the provision applies to Securities Act claims, please also revise your proxy statement/prospectus to state that there is uncertainty as to whether a court would enforce such provision. Please also ensure that the exclusive forum provision in your bylaws is consistent with your revised disclosure.

RESPONSE:

Our bylaws previously included a provision designating Nevada courts as the sole and exclusive forum for certain legal proceedings. We have removed this provision to provide greater flexibility and clarity regarding forum selection.

Thank you.

E-Smart Corp.

By: /s/ Diana Vasylenko

Diana Vasylenko,

Chief Financial Officer/

Chief Accounting Officer/Director

(Principle Financial Officer)